UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

AmerisourceBergen Corporation

(Exact name of the registrant as specified in its charter)

Delaware	1-16671	23-3079390
(State or other jurisdiction of	(Commission	(IRS Employer
incorporation or organization)	File Number)	Identification No)

1300 Morris Drive, Chesterbrook PA	19087-5594
(Address of principal executive offices)	(Zip code)

Kathy H. Gaddes 610-727-7000

(Name and telephone number, including area code, of the

person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒                                  Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2014.

Section 1 — Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

This Form SD of AmerisourceBergen Corporation (the “Company”) is filed pursuant to Rule 13p-1 promulgated under the Securities Exchange Act of 1934, as amended, for the reporting period January 1, 2014 to December 31, 2014.

A copy of the Company’s Conflict Minerals Report is provided as Exhibit 1.01 to this Form SD, and is publicly available on the Company’s website, www.amerisourcebergen.com.

Item 1.02 Exhibit

The Company has filed the Conflict Minerals Report required by Form SD as Exhibit 1.01 hereto.

Section 2 — Exhibits

Item 2.01 Exhibits

The following exhibit is filed as part of this report.

Exhibit No.	Description of Exhibit

1.01	Conflict Minerals Report of AmerisourceBergen Corporation for the reporting period from January 1, 2014 to December 31, 2014

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

AMERISOURCEBERGEN CORPORATION

Date: May 27, 2015	By:	/s/ Kathy H. Gaddes
Name: Kathy H. Gaddes
Title: Vice President, Group General Counsel and Secretary